                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    3     )*
                                          ---------

                              Media Arts Group, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                  58439 C 10 2
           --------------------------------------------------------
                                 (CUSIP NUMBER)

            Sue Edstrom, 521 Charcot Ave, San Jose, California 95131
                               (408) 922-1577
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                              December 3, 1997
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP No. 58439 C 10 2                                      Page 1 of 6 Pages
          ------------                                          ---  ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

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Thomas Kinkade
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING
 Beneficially Owned                 POWER                          0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING
                                    POWER                  3,312,043
                                  (excludes an option to purchase 600,000
                                  shares of Issuer's Common Stock which is
                                  not expected to be exercisable for more
                                  than 60 days from December 3, 1997)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                          0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                  3,312,043
                                  (excludes an option to purchase 600,000
                                  shares of Issuer's Common Stock which is
                                  not expected to be exercisable for more
                                  than 60 days from December 3, 1997)
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,312,043
     (excludes an option to purchase 600,000 shares of Issuer's Common Stock which is not expected to be exercisable for more than 60 days from December 3, 1997)
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      29.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTENSTATION.

                                   SCHEDULE 13D
CUSIP No. 58439 C 10 2                                      Page 2 of 6 Pages
          ------------                                          ---  ---

 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

Nanette Kinkade
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING
 Beneficially Owned                 POWER                          0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING
                                    POWER                  3,312,043
                                  (excludes an option to purchase 600,000
                                  shares of Issuer's Common Stock which is
                                  not expected to be exercisable for more
                                  than 60 days from December 3, 1997)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                          0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                  3,312,043
                                  (excludes an option to purchase 600,000
                                  shares of Issuer's Common Stock which is
                                  not expected to be exercisable for more than
                                  60 days from December 3, 1997)
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,312,043
     (excludes an option to purchase 600,000 shares of Issuer's Common Stock which is not expected to be exercisable for more than 60 days from December 3, 1997)
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      29.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTENSTATION.

This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned reporting persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 15, 1995, as amended by Amendment No. 1 thereto filed with the Commission on March 5, 1997 and Amendment No. 2 thereto filed with the Commission on April 1, 1997 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share of

Media Arts Group, Inc., a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER

         Item 1 to Schedule 13D is hereby amended and restated in its entirety as follows:

         This statement relates to shares of Common Stock par value of $0.01 per share, of Media Arts Group, Inc., a Delaware Corporation (the "Issuer"). The address of Issuer's principal executive offices is 521 Charcot Avenue, San Jose, California 95131.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 to Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The names of the persons filing are Thomas Kinkade and Nanette Kinkade (collectively, the "Reporting Persons").

     (b) The address if the principal business office of each Reporting Person is 521 Charcot Ave. San Jose, California 95131.

     (c) Thomas Kinkade is the Art Director and a Board Member of the Issuer. Nanette Kinkade is a homemaker and the spouse of Thomas Kinkade.

     (d) Neither Reporting Person has been convicted in any criminal proceedings during the past five years.

     (e) Neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years.

     (f) Thomas Kinkade and Nanette Kinkade are United States Citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 to Schedule 13D is hereby amended, in pertinent part, as follows:

         On December 3, 1997, Thomas Kinkade and the Issuer entered into a License Agreement (the "License Agreement"). Pursuant to the License Agreement, Thomas Kinkade granted the Issuer perpetual and exclusive rights to each image produced by Mr. Kinkade under the License Agreement as well as a library of over 160 existing Thomas Kinkade images. Pursuant to the License Agreement, Mr. Kinkade was granted, subject to stockholder approval, a 15-year option (the "Option") to purchase up to 600,000 shares of Common Stock at a per share exercise price of $12.375, which was the closing per share price of the Issuer's Common Stock on December 3, 1997. The Company expects to seek stockholder approval of the Option either at its annual meeting of stockholders or special meeting of stockholders called for that purpose. The Option is not exercisable until stockholder approval has been obtained, and the meeting is not expected to occur for more than sixty (60) days from the date of the Option grant under the License Agreement. The information set forth in Item 4, Item 5 and
         Item 6 and the provisions of the License Agreement (a copy of which is attached as Exhibit 2 hereto) are incorporated by reference into this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 to Schedule 13D is hereby amended, in pertinent part, as follows:

         On December 3, 1997, Thomas Kinkade and the Issuer entered into the License Agreement. Pursuant to the License Agreement, Thomas Kinkade granted the Issuer perpetual and exclusive rights to each image produced by Mr. Kinkade under the License Agreement as well as a library of over 160 existing Thomas Kinkade images. Pursuant to the License Agreement, Mr. Kinkade was granted, subject to stockholder approval, a 15-year option to purchase up to 600,000 shares of Common Stock at a per share exercise price of $12.375, which was the closing per share price of the Issuer's Common Stock on December 3, 1997. The Company expects to seek stockholder approval of the Option either at its annual meeting of stockholders or special meeting of stockholders called for that purpose. The Option is not exercisable until stockholder approval has been obtained, and the meeting is not expected to occur for more than sixty (60) days from the date of the Option grant under the License Agreement. Under the License Agreement, the Issuer has the exclusive right to produce, sell, distribute and promote reproductions of Mr. Kinkade's artwork in any form and the right to use the name and likeness of the artist in promoting the sale of its products and development of any brand name associated with Mr. Kinkade. The License Agreement requires Mr. Kinkade to deliver 150 paintings to the Issuer during the period commencing December 3, 1997 and ending 15 years thereafter, with at least 10 paintings to be delivered during each of the first five years. The information set forth in Item 3, Item 5 and Item 6 and provisions of the License Agreement (a copy of which is attached as Exhibit 2 hereto) are incorporated by reference into this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

     (a) The aggregate number of shares of Common Stock beneficially, directly or indirectly, jointly owned by Thomas Kinkade and Nanette Kinkade is 3,312,043 (excluding 600,000 shares of Common Stock issuable upon exercise of the Option, which may not be exercisable for more than 60 days following December 3, 1997, the date of the Option's grant), which represents 29.9% of the shares of Issuer's Common Stock outstanding.

     (b) Neither Thomas Kinkade nor Nanette Kinkade has any shares as to which he or she has sole power to vote or to direct the vote of such shares.

         Thomas Kinkade and Nanette Kinkade have 3,312,043 (excluding 600,000 shares of Common Stock issuable upon exercise of the Option, which may not be exercisable for more than 60 days following December 3, 1997, the date of the Option's grant) shares as to which they have shared voting power to vote or to direct the vote of such shares.

         Neither Thomas Kinkade nor Nanette Kinkade has any shares to which he or she has sole power to dispose or to direct the disposition of such shares, which represents 29.9% of the shares of Issuer's Common Stock outstanding.

         Thomas Kinkade and Nanette Kinkade have 3,312,043 (excluding 600,000 shares of Common Stock issuable upon exercise of the Option, which may not be exercisable for more than 60 days following December 3, 1997, the date of the Option's grant) shares as to which they have shared power to dispose or to direct the disposition of such shares.

     (c) Except as set forth in Items 4 and 5, to the best knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transaction of the Issuer's Common Stock.

     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 to Schedule 13D is hereby amended, in pertinent part, as follows:

         On December 3, 1997, Thomas Kinkade and the Issuer entered into the License Agreement. Pursuant to the License Agreement, Thomas Kinkade granted the Issuer perpetual and exclusive rights to each image produced by Mr. Kinkade under the License Agreement as well as a library of over 160 existing Thomas Kinkade images. Pursuant to the License Agreement, Mr. Kinkade was granted, subject to stockholder approval, a 15-year option to purchase up to 600,000 shares of Common Stock at a per share exercise price of $12.375, which was the closing per share price of the Issuer's Common Stock on December 3, 1997. The Company expects to seek stockholder approval of the Option either at its annual meeting of stockholders or special meeting of stockholders called for that purpose. The Option is not exercisable until stockholder approval has been obtained, and the meeting is not expected to occur for more than sixty (60) days from the date of the Option grant under the License Agreement. Under the License Agreement, the Issuer has the exclusive right to produce, sell, distribute and promote reproductions of Mr. Kinkade's artwork in any form and the right to use the name and likeness of the artist in promoting the sale of its products and development of any brand name associated with Mr. Kinkade. The License Agreement requires Mr. Kinkade to deliver 150 paintings to the Issuer during the period commencing December 3, 1997 and ending 15 years thereafter, with at least 10 paintings to be delivered during each of the first five years.

         The principal terms of the License Agreement are as follows: Mr. Kinkade is entitled to 4.5% of the Issuer's net sales through May 8, 2000, and thereafter, 5% of the Issuer's net sales, provided, that if the Issuer's net sales should exceed $500 million, Mr. Kinkade would also be entitled to receive 1% of any excess amount. To encourage timely delivery of paintings, commencing April 1, 1998, Mr. Kinkade will receive 25% of the Issuer's consolidated operating margin in excess of 23%, if any, if Mr. Kinkade delivers all paintings at least 12 weeks ahead of the applicable scheduled release date during the subject fiscal year. Mr. Kinkade will also receive 65% of the wholesale gross profit margin of any "Studio Proof" products through May 8, 2000 and thereafter will receive 35% of such margin. In addition, Mr. Kinkade is entitled to receive 50% of the retail value of any "Masters Edition" products. The Issuer must pay Mr. Kinkade $25,000 for each new painting and pay for his studio rent and office support. The Issuer receives all of the licensing income from the licensing of products that incorporate Thomas Kinkade's images.

         The License Agreement permits Mr. Kinkade to reproduce up to two pieces annually to raise money for the City of Placerville, California. Mr. Kinkade also retained the right to use his name, likeness and certain artwork in association with non-profit organizations. In addition, Mr. Kinkade retained the right to use his name in connection with for-profit ventures with the Issuer's prior consent and provided he first offers the Issuer the subject opportunity.

         The License Agreement is terminable by either party after failure by the other party for 90 days to cure a material breach of the License Agreement. In addition, Mr. Kinkade may terminate the License Agreement in the event of the Issuer's insolvency or upon a change of control of the Issuer. A change in control is defined to occur on the date when any person or group (as defined in Rule 13(d)(3) under the Securities Exchange Act of 1934) beneficially owns (as defined in such Rule), a number of shares of Common Stock in excess of the number of shares then beneficially owned by Mr. Kinkade. The computation excludes stockholders as of December 3, 1997 to the extent of their beneficial holdings of Common Stock as of such date. The right of termination may not be invoked by Mr. Kinkade if it is triggered as a result of Mr. Kinkade's transfer of shares. The License Agreement supersedes the Issuer's previous license and royalty arrangements with Mr. Kinkade.

         Thomas Kinkade and Nanette Kinkade are married and residents of the State of California, which is a community property state. The information set forth in Item 3, Item 4 and Item 5 and provisions of the License Agreement (a copy of which is attached as Exhibit 2 hereto) are incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, which was filed as Exhibit 1 to
         Schedule 13D filed on March 5, 1997 and is incorporated herein by reference.

         Exhibit 2. License Agreement entered into as of December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade.

    After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 16, 1997

/s/ Thomas Kinkade
----------------------------------------
Thomas Kinkade

/s/ Nanette Kinkade
----------------------------------------
Nanette Kinkade

                                 EXHIBIT INDEX

Exhibit
  No.                              Document

   1 Joint Filing Agreement dated March 5, 1997 by and between Thomas Kinkade and Nanette Kinkade, which was filed as Exhibit 1 to
                     Schedule 13D filed on March 5, 1997 and
                     is incorporated herein by reference.

   2                 License Agreement entered into as of
                     December 3, 1997 by and between Media Arts Group, Inc. and Thomas Kinkade.